April 9, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Jay Ingram
Legal Branch Chief

Dear Sirs:

Re: Axiom Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed March 21, 2013 File No. 333-186078

We refer to your letter of April 3, 2013 with your comments on the Company’s Amendment No.1 to the Form S-1 Registration Statement filed on March 21, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.                  We note your response to comment six in our letter dated February 12, 2013. Please revise to include in the Table of Contents “the Disclosure of Commission Position on Indemnification for Securities Act Liabilities”. Please also update the Table of Contents to include the correct page numbers.

Response:  The Table of Contents in the amended registration statement has been revised to include a reference to the section headed “the Disclosure of Commission Position on Indemnification for Securities Act Liabilities” and updated to include the correct page numbers.

2.                  We note your response to comment nine in our letter dated February 12, 2013. We note disclosure of your agreement with Century Pillar. Please file this agreement with your next amendment and include the agreement in your exhibit index since this appears to be a material agreement.

Response:  The Agency Agreement between Century Pillar Limited and Axiom Corp. has been filed and included in the exhibit index as exhibit number 10.2.

3.                  We note your response to comment 18 in our letter dated February 12, 2013. Please revise this section to clearly describe the role of the two development consultants you plan to hire on a full time basis.

Response:  The “Consulting and Development” section of the amended registration statement has been revised to include a description of the role that the two potential development consultants will fulfill for the Company.

4.                  Please present your statement of cash flows for the period from April 2, 2012 (date of inception) to November 30, 2012, rather than August 31, 2012, alongside your statement of cash flows for the three months ended November 30, 2012.

Response:  The statement of the cash flows of the Company has been amended to present the cash flows for the period from April 2, 2012 (date of inception) to November 30, 2012.

AXIOM CORP.

Per: /s/ Kranti Kumar Kotni

                        Kranti Kumar Kotni